Filed by Cascade Bancorp

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Home Federal Bancorp, Inc.

Commission File No.: 001-33795

Acquisition of Home Federal Bancorp, Inc. Combining to Create a Premier Northwest Community Bank Investor Presentation October 23, 2013

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

CASCADE BANCORP

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "may," "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "forecast" and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Cascade cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Cascade and Home, including future financial and operating results, Cascade's or Home's plans, objectives, expectations and intentions, the expected timing of completion of the merger and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: (i) the ability to obtain the requisite Cascade and Home shareholder approvals; (ii) the risk that Cascade or Home may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; (iii) the risk that a condition to the closing of the merger may not be satisfied; (iv) the timing to consummate the proposed merger; (v) the risk that the businesses will not be integrated successfully; (vi) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (vii) disruption from the transaction making it more difficult to maintain relationships with customers, employees or vendors; (viii) the diversion of management time on merger-related issues; (ix) general worldwide economic conditions and related uncertainties; (x) liquidity risk affecting Cascade's ability to meet its obligations when they come due; (xi) excessive loan losses; (xii) the effect of changes in governmental regulations; and (xiii) other factors we discuss or refer to in the "Risk Factors" section of Cascade's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on March 29, 2013. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Cascade's and Home's reports filed with the SEC and available at the SEC's website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Cascade nor Home undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Proposed Merger and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Cascade and Home, Cascade will file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement of Cascade and Home that also constitutes a prospectus. Cascade and Home will deliver the joint proxy statement/prospectus to their respective shareholders. **Cascade and Home urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC because they will contain important information about the proposed merger.** You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from: (i) Cascade's website (www.botc.com) under the heading "About Us" and then under the heading "Investor Relations" and then under the heading "Investor Information" and then under the tab "SEC Filings;" (ii) Cascade upon written request to Cascade Bancorp, Attn: Investor Relations, 1100 North West Wall Street, P.O. Box 369, Bend, Oregon 97701; (iii) Home's website (www.homefederal.com) under the heading "Investor Relations" and then under the heading "SEC Filings;" or (iv) Home upon written request to Home Federal Bancorp, Inc., Attn: Eric Nadeau, 500 12th Avenue South, Nampa, Idaho 83651.

Participants in the Solicitation

Cascade, Home and their respective directors and executive officers may be soliciting proxies from Cascade and Home shareholders in favor of the proposed merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cascade and Home shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Cascade's directors and executive officers in Cascade's definitive proxy statement filed with the SEC on March 27, 2013 for its 2013 Annual Meeting of Shareholders. You can find information about Home's directors and executive officers in Home's definitive proxy statement filed with the SEC on April 19, 2013. Additional information about Cascade's directors and executive officers and Home's directors and executive officers can also be found in the above-referenced Registration Statement on Form S-4 when it becomes available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You can obtain free copies of these documents from Cascade and Home using the contact information above.

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CASCADE BANCORP PROFILE & UPDATE CACB: Renewed Strength & Performance • Return to consistent profitability and growth • A top Northwest core deposit franchise • Strong capital including recapture of $52MM of DTA • Solid credit quality • A ll regulatory agreements removed • Experienced leadership revitalizing franchise • Loan production • Unlocking scale efficiencies • Targeting a $3 to $5 billion regional NW franchise with top tier financial performance 3 • Assets : $ 1.4 Billion at June 30, 2013 • Serving Oregon & Idaho markets • 32 Branches (incl. recent branch acquisition) • Approximately 400 Employees • 37 years serving local businesses & consumers

CACB AND HOME A TRANSFORMATIONAL COMBINATION • Transformational in - market consolidation opportunity; expected to unlock earnings and efficiency while creating a unique community bank footprint • Adds scale and market share in growth markets - 78% increase in CACB assets • Doubles deposit market share in Boise and Southern Oregon • Solidifies #1 market share in Bend • Entry to Eugene market • Leverages low - cost core deposits • Approximately 50% checking balances / total deposits pro forma • 2/3 branch overlap - should u nlock significant efficiency improvements • Leverages infrastructure • Projected significant improvement in profitability • Positioned to grow organically and seek opportunities as a consolidator • Combined franchise appropriately leveraged and well capitalized • Complementary business models benefit customers, communities and employees • Overlapping familiarity and reputation with customers 4

TRANSACTION OVERVIEW Transaction Value: • $265.7 million in total consideration or $17.83 per diluted share (1) Consideration: • 24,309,066 in fixed shares of CACB • $120.8 million in cash, subject to certain closing adjustments (including options) Fully Diluted Exchange Ratio: • 2.9916x Earnings Estimates • 2014E EPS of $0.20 for CACB • 2014E EPS of $0.18 for HOME • Annual combined merger synergies estimated $26.3 million (pre - tax) Revenue Synergies: • Considered and quantified but not included in the analysis Pro Forma Ownership: • 66.2% CACB / 33.8% HOME Board Representation: • Up to 4 seats on the CACB Board Transaction Costs: • $23.9 million pre - tax Walk - Aways: • Fixed shares issued if CACB’s stock is greater than $4.25, double trigger between $4.00 and $4.25 • Full upside of CACB stock price Other Agreement s: • Director and Shareholder Support and Voting Agreements Approvals: • Regulatory approvals and CACB and HOME shareholder approval Due Diligence: • Complete, including loan and securities review Anticipated Closing: • March 31 , 2014 (1) Based on Cascade’s most recent closing price of $5.96 as of October 22, 2013. Includes cash - out of HOME options 5

HOME FEDERAL BANCORP (NASDAQ: HOME) 6 Source : SNL Financial, FDIC Company Description Home Federal Bancorp, Inc., is headquartered in Nampa, Idaho, and is the parent company of Home Federal Bank, a community bank originally organized in 1920. The Company primarily serves southwestern Idaho and Central and Western Oregon through 24 full - service branches and three commercial loan production offices. The company’s common stock is traded on the NASDAQ Global Select Market under the symbol "HOME" and is included in the Russell 2000 Index. Home Federal Bancorp has completed two FDIC - assisted transactions: 1. Community First Bank, Prineville, OR completed in 2009 2. LibertyBank, Eugene, OR completed in 2010 Financial Highlights Market Statistics & Multiples Price Volume Graph (LTM) Market Statistics & Multiples (as of October 22, 2013) Ticker HOME Stock Price $12.77 Price / Book Value 1.08x 52-Week High (07/17/13) $14.81 Price / Tang Book Value 1.10x 52-Week Low (10/26/2012) $10.26 Price / 2013E EPS 79.8x Market Cap (mm) $185.4 Price / 2014E EPS 70.9x $ in thousands End of Period Date 2010Y 2011Y 2012Y 2013Q2 Total Assets $1,482,861 $1,177,228 $1,048,620 $1,007,748 Total Net Loans 626,145 470,301 409,846 388,847 Total Deposits 1,189,662 959,509 850,888 824,068 Net Income (4,091) (4,629) 1,802 575 Full-time Employees (Actual) 430 395 302 304 Loans/Deposits 53.5% 50.3% 49.6% 48.5% ROAA (0.4%) (0.3%) 0.2% 0.2% ROAE (1.8%) (2.3%) 1.0% 1.3% Net Interest Margin 3.0% 3.5% 4.5% 4.4% Efficiency Ratio 98.4% 88.3% 99.6% 96.4% TCE/TA 13.6% 16.3% 16.9% 16.7% Tier 1 Ratio 27.6% 40.0% 37.3% 37.3% Total RBC Ratio 28.9% 41.3% 38.6% 38.6% 0 100,000 200,000 300,000 400,000 500,000 600,000 4.00 6.00 8.00 10.00 12.00 14.00 16.00 10/22/2012 1/22/2013 4/22/2013 7/22/2013 10/22/2013 Volume HOME Price

COMBINED BRANCH FOOTPRINT

CASCADE BANCORP

- Leverages top growth market footprint
- Fills-in existing markets and adds Eugene presence
- Leverages two top deposit franchises
- The combination will provide customers with better products and services



• 12 (1/2) of HOME's branches (incl. headquarters) are within 1 mi. of a CACB branch
• 16 (2/3) of HOME's branches (incl. headquarters) are within 5 mi. of a CACB branch
Vancouver
Portland
Corvallis
Great Sandy Desert
CACB
HOME

Market	Cascade Bancorp Total Deposits ($000)	Cascade Bancorp Market Share (%)	Cascade Bancorp Market Rank	Cascade Bancorp # of Branches	Home Federal Bancorp Total Deposits ($000)	Home Federal Bancorp Market Share (%)	Home Federal Bancorp Market Rank	Home Federal Bancorp # of Branches	Pro Forma Total Deposits ($000)	Pro Forma Market Share (%)	Pro Forma Market Rank	Pro Forma # of Branches
Bend, OR	521,314	21.3	1	10	153,835	6.3	6	4	675,149	27.6	1	14
Prineville, OR	34,704	16.9	4	1	38,988	19.0	3	1	73,692	35.9	1	2
Central Oregon	556,018	20.9	2	11	192,823	7.3	6	5	748,841	28.2	1	16
Boise City-Nampa, ID	282,650	3.2	8	12	359,485	4.1	6	10	642,135	7.3	5	22
Grants Pass, OR	51,078	4.3	9	1	70,578	6.0	7	1	121,656	10.3	4	2
Medford, OR	29,209	1.0	13	2	52,182	1.8	12	1	81,391	2.8	11	3
Klamath Falls, OR	13,615	1.8	7	1	-	-	-	-	13,615	1.8	7	1
Southern Oregon	93,902	1.9	13	4	122,760	2.5	12	2	216,662	4.5	11	6
Eugene-Springfield, OR	-	-	-	-	119,374	2.9	11	5	119,374	2.9	11	5
Portland-Vancouver-Hillsboro, OR-WA	97,727	0.3	25	1	-	-	-	-	97,727	0.3	25	1
Salem, OR	78,821	1.8	12	3	-	-	-	-	78,821	1.8	12	3
Mountain Home, ID	-	-	-	-	29,042	18.4	3	1	29,042	18.4	3	1
Ontario, OR-ID	21,652	3.9	9	1	-	-	-	-	21,652	3.9	9	1
Branches Not in An MSA	-	-	-	-	16,429			1	16,429	NA	NA	1
Aggregate	***1,130,770***			***32***	***839,913***			***24***	***1,970,683***			***56***

Source: SNL Financial, Data as of 6/30/2013 pro forma for the announced Cascade branch acquisition (Home reported at bank level)

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PACIFIC NORTHWEST MARKET SHARE #4 Largest Community Bank (1) in the Pacific Northwest (“PNW”) (2) • #9 largest bank in both Oregon and Idaho • Expansion into Eugene, OR 8 Oregon Deposit Market Share Boise MSA Deposit Market Share 2013 Rank Institution (State) 2013 # of Branches 2013 Deposits in Market ($000) 2013 Market Share (%) 1 U.S. Bancorp (MN) 196 12,071,085 20.60 2 Wells Fargo & Co. (CA) 125 9,434,782 16.10 3 Bank of America Corp. (NC) 72 8,844,892 15.09 4 Umpqua Holdings Corp. (OR) 134 6,216,397 10.61 5 JPMorgan Chase & Co. (NY) 118 4,516,040 7.71 6 KeyCorp (OH) 79 3,249,570 5.55 7 Columbia Banking System Inc. (WA) 68 2,309,155 3.94 8 Washington Federal Inc. (WA) 50 2,088,320 3.56 - CACB / HOME Pro Forma 31 1,277,854 2.18 9 BancWest Corporation 30 1,099,102 1.88 10 Pacific Continental Corp. (OR) 11 870,897 1.49 11 Cascade Bancorp (OR) 19 826,468 1.41 12 Banner Corp. (WA) 16 604,339 1.03 13 Home Federal Bancorp (ID) 12 451,386 0.77 14 Citizens Bancorp (OR) 14 404,324 0.69 15 UnionBanCal 3 395,982 0.68 16 SKBHC Holdings LLC (WA) 14 395,495 0.67 17 Evergreen FS&LA (OR) 6 335,918 0.57 18 Siuslaw Financial Group (OR) 10 303,680 0.52 19 First FS&LA of McMinnville (OR) 8 298,038 0.51 20 Community Bancshares Inc. (OR) 12 287,876 0.49 • #5 in Boise MSA/ #1 largest community bank (1) – Boise is the 3rd largest metro market in the PNW Source : SNL Financial , Data as of 6/30/2013 pro forma for announced acquisitions / divestitures (not including the BANR / HOME transaction). HOME rep orted at bank level. (1) Based on deposit market share of community banks as of 6/30/2013 (community banks defined as banks with less than $10bn i n a ssets) (2) Defined as Washington, Oregon, and Idaho 2013 Rank Institution (ST) 2013 # of Branches 2013 Deposits in Market ($000) 2013 Market Share (%) 1 Wells Fargo & Co. (CA) 24 2,141,864 24.42 2 U.S. Bancorp (MN) 39 1,837,571 20.95 3 Washington Federal Inc. (WA) 14 993,428 11.33 4 KeyCorp (OH) 16 923,204 10.52 CACB / HOME Pro Forma 22 642,135 7.32 5 Home Federal Bancorp (ID) 10 359,485 4.10 6 Zions Bancorp. (UT) 8 342,797 3.91 7 JPMorgan Chase & Co. (NY) 15 301,907 3.44 8 Cascade Bancorp (OR) 12 282,650 3.22 9 Idaho Independent Bank (ID) 7 256,468 2.92 10 W.T.B. Financial Corp. (WA) 9 246,588 2.81 11 D.L. Evans Bancorp (ID) 7 212,257 2.42 12 Glacier Bancorp Inc. (MT) 9 207,611 2.37 13 Syringa Bancorp (ID) 5 128,748 1.47 14 Banner Corp. (WA) 5 122,125 1.39 15 Idaho Bancorp (ID) 4 100,447 1.15 16 GWY LLC (WA) 1 92,406 1.05 17 BancWest Corporation 5 76,134 0.87 18 Intermountain Community Bncp (ID) 2 62,069 0.71 19 Idaho Trust Bancorp (ID) 1 47,967 0.55 20 Umpqua Holdings Corp. (OR) 2 35,828 0.41 -

C&D 5.2% 1 - 4 Fam 11.1% Multifam 3.4% CRE 54.1% C&I 20.4% Cons. & Other 5.8% Trans 19.2% MMDA 68.6% Jumbo Time 8.0% Retail Time 4.2% Trans 8.6% MMDA 68.9% Jumbo Time 7.8% Retail Time 14.7% C&D 11.6% 1 - 4 Fam 19.1% Multifam 8.3% CRE 44.3% C&I 6.0% Cons. & Other 10.8% PRO FORMA LOAN AND DEPOSIT Source: SNL Financial (regulatory data as of 6/30/2013) (1) Peer set includes all banks nationwide with assets between $1 billion and $5 billion 9 HOME Deposits – $827mm CACB Deposits – $1,104mm Pro Forma Deposits – $1,931mm 37.4% Non - Interest Bearing (GAAP) 18.7% Non - Interest Bearing (GAAP) 29.4% Non - Interest Bearing (GAAP) 0.16 % Cost of Deposits 0.36 % Cost of Deposits 0.25 % Cost of Deposits HOME Loans – $400mm CACB Loans – $928mm Pro Forma Loans – $1,328mm C&D 7.1% 1 - 4 Fam 13.5% Multifam 4.9% CRE 51.1% C&I 16.0% Cons. & Other 7.3% Trans 14.7% MMDA 68.7% Jumbo Time 7.9% Retail Time 8.7% Ranks in top quartile of peer set (1)

FINANCIAL RATIONALE

CASCADE BANCORP

Pricing Metrics[1]:	Price per Share / Deal Value ($MM)	$17.83 / $265.7MM
	Market Premium/Discount	39.6%
	Price / Tang Book Value per Share	1.53x
	Premium / Core Deposits	12.9%
	Price / 2014 EPS[2] (& Combined Synergies)	13.4x

Attractive Returns:

- FY 2014 / FY 2015 estimated earnings accretion: 83.6%[3] / 87.2%
- Estimated IRR: > 19%[4]
- TBV accretion / (dilution) at 6/30/13: (22.1)%
- Estimated earn-back of TBV: ~5.0 years

Significant Synergies:

- Merger synergies estimated $26.3 million of the combined core non-interest expense (pre-tax)
- Significant branch and back office consolidation opportunity given highly overlapping branch networks
- 2/3 of HOME's branches are in overlapping markets with close proximity to CACB branches
- Implied value of estimated cost savings of $190.8 million or $2.66 per share[5]
- Revenue synergies identified but excluded from this analysis

Credit Risk Addressed:

- Full due diligence completed

Other

- Acceleration of DTA inclusion in Regulatory Capital

(1) As of close October 22, 2013
(2) Assumes combined fully phased in merger synergies estimated to be $26.3 million of the combined core non-interest expense (pre-tax) and management estimates of core earnings
(3) Excludes one time transaction cost and only 75% of expected operating synergies being realized in 2014
(4) Assumes terminal multiple of 14.0x forward earnings
(5) Assumes 71.8 million shares outstanding on a pro forma basis; detailed calculation on pg. 13

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ESTIMATED CREDIT AND FAIR VALUE MARKS • Due diligence completed, including all major business and functional areas • Loan Mark • Cascade credit team performed credit analysis and loan review, including interviews with HOME credit management • Engaged a 3rd party for credit analytics and credit mark • Continued FDIC loss - share coverage on Community First Bank and Liberty Bank through August 2014 and July 2015 respectively • Estimated $(12.8) million gross loan mark (3.20%) (1) • Other • Core deposit intangible of $7.6 million (1.0%) amortized over 10 years • OREO fair value mark of 10.0% • Securities mark of $(4.9) million (2) (1) As a percentage of reported gross loans as of 6/30/2013 - based on preliminary estimates. A ll numbers subject to revision at close (2) Approximate fair value mark based on interest rate change since 6/30/2013 11

PRELIMINARY PRO FORMA BALANCE SHEET[1] AT ANNOUNCEMENT

($ in millions)	Cascade 6/30/2013	Home 6/30/2013	Cascade Pro Forma
ASSETS			
Cash & Securities	$325.0	$534.1	$733.4
Gross Loans	928.3	399.9	1,315.4
ALLL	(22.7)	(11.1)	(22.7)
Net Loans	905.6	388.8	1,292.7
Other Assets	135.2	84.8	330.4
Total Assets	$1,365.9	$1,007.7	$2,356.6
LIABILITIES & EQUITY			
Deposits	$1,104.3	$824.1	$1,930.6
Other Liabilities	73.7	13.3	93.2
Total Liabilities	1,178.0	837.4	2,023.8
Total Equity	187.9	170.4	332.8
Total Liabilities & Equity	$1,365.9	$1,007.7	$2,356.6
CAPITAL RATIOS			
TCE / TA	13.8%	16.7%	9.9%
Tier 1 Leverage Ratio	10.9%	15.6%	8.2%
Tier 1 Risk Based Ratio	13.4%	37.3%	11.4%
Total Risk Based Ratio	14.6%	38.6%	12.3%
ASSET QUALITY			
Adj. NPAs/ Assets [2]	0.92%	1.01%	0.97%
ALLL/ Gross Loans	2.44%	3.44%	1.83%

- CACB/HOME would have significant scale with $2.4 billion in assets
- Core deposit funded with no brokered deposits
- Capital ratios and reserves will remain strong
  - 100% common capital
- 68.1% loan to deposit ratio – enables funding of loan growth by reducing securities
- Capital strength and flexibility
- Strong combined profitability, cost and revenue synergies
- Merger accelerates DTA inclusion in regulatory capital

(1) Source: CACB based on preliminary purchase accounting estimates—all numbers subject to revision at close
(2) Excludes restructured loans

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COST SAVINGS OVERVIEW 13 • In - market consolidation unlocks earnings and efficiency • Synergies estimated at 24% of combined core non - interest expense - $26.3 million (1) pre - tax • Significant consolidation opportunity given branch overlap • 2/3 of HOME branches are proximate to a CACB office • Operations, Administration and IT economies of scale • Unlocks synergies from both companies • Significant value of combined synergies ($ million) Annualized estimated combined synergies (1) $26.3 After - tax combined synergies benefit (2) $15.9 Assumed conservative valuation multiple 12.0x Implied aggregate value of estimated cost savings $190.8 Implied per share value of estimated cost savings (3) $2.66 • Revenue synergies identified, but excluded from this analysis • Deposit cost reduction, asset class optimization, cross sell opportunities, scale efficiencies, etc (1) Based on the combined company’s non - interest expense less amortization of intangibles assets of $0.5mm (2) Assumes a 39.0% tax rate (3) Assumes 71.8 million shares outstanding on a pro forma basis

INTEGRATION RISK REDUCED WITH OVERLAP • Risk lessened because: • Customers familiar with bank names and reputation in key markets • Proximity and common geographies • Respective management teams have knowledge of each other’s organization • Integration Plan: • Dedicated teams and focused leadership • Engagement of 3rd party experts • Joint internal and external communications • Alignment of culture and strategy will help achieve successful integration • Focus on realization of synergies and unlocking value 14

CACB AND HOME A TRANSFORMATIONAL COMBINATION • Transformational in - market consolidation opportunity; expected to unlock earnings and efficiency while creating a unique community bank footprint • Adds scale and market share in growth markets - 78% increase in CACB assets • Doubles deposit market share in Boise and Southern Oregon • Solidifies #1 market share in Bend • Entry to Eugene market • Leverages low - cost core deposits • Approximately 50% checking balances / total deposits pro forma • 2/3 branch overlap - should unlock significant efficiency improvements • Leverages infrastructure • Projected significant improvement in profitability • Positioned to grow organically and seek opportunities as a consolidator • Combined franchise appropriately leveraged and well capitalized • Complementary business models benefit customers, communities and employees • Overlapping familiarity and reputation with customers 15